SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: y	Form 40-F: o

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes: o	No: y

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release entitled “SMART awards 3G radio network contract to Nokia”, to be issued by our wholly-owned subsidiary, Smart Communications, Inc.

January 18, 2006

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release entitled “SMART awards 3G radio network contract to Nokia” attached thereto, to be issued by our wholly-owned subsidiary, Smart Communications, Inc..

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

January 18, 2006

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release entitled “SMART awards 3G radio network contract to Nokia” attached thereto, to be issued by our wholly-owned subsidiary, Smart Communications, Inc..

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  January 18, 2006

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a copy of a press release entitled “SMART awards 3G radio network contract to Nokia”, to be issued by our wholly-owned subsidiary, Smart Communications, Inc..

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: January 18, 2006

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Press Release

Contact: Mon Isberto/Public Affairs

811-0211; 511-3101

http://www.smart.com.ph

FOR IMMEDIATE RELEASE

SMART awards 3G radio network contract to Nokia

[18 January 2005, MANILA] - Leading wireless services provider Smart Communications Inc. (SMART) today announced that it has signed an agreement with Nokia for the supply of Third Generation (3G) networks technology equipment and services.

The agreement covers the supply of 3G radio access and core network equipment including the Nokia High Speed Downlink Packet Access solution, 3G upgrades to the existing circuit and packet switched networks, and related network services.

"SMART is committed to offer the best 3G services in the market. As of today, deliveries of equipment and services are underway. The investments under this contract will allow us to establish quality nationwide 3G coverage in the shortest possible time." said Napoleon L. Nazareno, SMART President and CEO.

3G is shorthand for the next generation of mobile communications networks running on the WCDMA (wireless code division multiple access) platform. This technology allows for faster data transmission speeds, making possible high-speed data communications and mobile multimedia services such as video conferencing, audio streaming and mobile internet.

Nazareno added that SMART has already been testing a number of 3G cellsites and that 3G content such as streaming video clips can already be previewed at demonstrations in selected SMART wireless centers in Metro Manila and Metro Cebu.

“We are pleased to continue our cooperation with SMART in the 3G sphere, where Nokia’s solutions will benefit SMART’s customers by delivering the higher data transfer rates needed for mobile multimedia services,” says Markku Nieminen, Account Director, Nokia Networks.

“This contract will enable SMART to provide a cost-effective 3G coverage and timely network rollout. Increased system capacity will also be achieved so that our subscribers will get the best 3G experience once we offer commercial 3G services. We continue to pursue our thrust of providing innovative and cutting edge services for our subscribers.” said Ramon S. Fernandez, SMART’s division head for administration and materials management.

“As the expectations for 3G are high, this deal ensures that we will be able to keep our market leadership not only in GSM mobile coverage and subscriber count but also in the release of 3G services that will include video streaming, video conferencing, faster Internet browsing, and multi-tasking, among others. “said Rolando G. Peña, SMART’s division head for network services.

SMART was recently awarded a 3G license by the National Telecommunications Commission (NTC), garnering the only perfect score of 30 based on the regulatory body’s grading system designed to gauge the capability of aspiring telcos to massively and effectively provide 3G services.

Last December, SMART demonstrated its readiness to offer a full-range of 3G services in a live demo at an international conference in Cebu. Witnessed by the members of the press, this was conducted in conjunction with the annual conference of the Inter-working Roaming Expert Group (iREG) of the GSM Association.

During the demo, the company not only showcased a live video conference call on a SMART-to-SMART network, but also completed an international roaming call between SMART and Telecom Italia Mobile, the first such completed attempt in the Philippines. Also, it sampled breakthrough services such as broadcast streaming and simultaneous voice and messaging.

SMART officials said that the company had started preparations for a seamless transition to 3G as early as five years ago.

In December 2000, SMART in cooperation with Nokia conducted the first successful 3G video call in the country in the presence of NTC officials. Using experimental equipment, this test call recorded data transfer rates of up to 216.9 kbps.

In 2000 as well, SMART started installing new GSM (global system for mobile communications) base station equipment that not only substantially increased the capacity of its digital mobile phone network, but also made it easier to install 3G system in the future.

SMART has been working with Nokia as its sole network supplier since 1998 for its GSM/GPRS/EDGE infrastructure.

About SMART

Smart Communications, Inc. is the Philippines' leading wireless services provider with 20.8 million subscribers on its GSM network as of end-September 2005. Of the total subscriber base served, 15.8 million are under the brands Smart Buddy, Smart Gold, addict mobile, addict mobile prepaid, Smart

Infinity, Smart Kid, Smart Kid Prepaid and Smart ACeS. The remaining 5 million are serviced through its subsidiary, Pilipino Telephone Corp., under the GSM brand Talk 'N Text.

Since launching its GSM service in 1999, SMART has introduced world-first wireless data services, including mobile commerce services such as Smart Money, Smart Load and Smart Padala. SMART is a wholly owned subsidiary of the Philippines ' dominant telecommunications carrier, the Philippine Long Distance Telephone Company.

For more information, please visit www.smart.com.ph

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

You may visit the Nokia Asia-Pacific website at http://www.nokia-asia.com or the Nokia Group website at http://www.nokia.com

Media Enquiries:

Smart Communications, Inc. (SMART)

Mon R. Isberto

Head, Public Affairs

Tel: 632 511 3101

632 511 3106

Fax: 632 511 3100

E-mail: publicaffairs@smart.com.ph

rrisberto@smart.com.ph

Nokia Philippines

Luanne Erni

Corporate Communications Manager

Tel. 632 754 1720

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By :

Name : Ma. Lourdes C. Rausa-Chan

Title : Corporate Secretary

Date: January 18, 2006